SO 3-11-04

04001784

VP 3-4-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TDG Ventures, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 City West Blvd., Suite 740
(No. and Street)

Houston (City) Texas (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wilson 713-439-7979
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longaker, James A.
(Name – *if individual, state last, first, middle name*)

2002 Woodland Valley Drive (Address) Kingwood (City) TX (State) 77339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

MAIL PROCESSING SECTION
RECEIVED
FEB 26 2004
WASHINGTON, D.C.
187

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TDG Ventures, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

BRENDA G. HERA
MY COMMISSION EXPIRES
APRIL 27, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Statement of Cash Flows

x (p) Independent auditor's report on the internal control as required by SEC rule 17a-5

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

TDG Ventures, LLC

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2003

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365

CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
TDG Ventures, LLC
Houston, TX 77042

I have audited the accompanying statement of financial condition of TDG Ventures, LLC as of December 31, 2003 and the related statement of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TDG Ventures, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James A. Longaker, CPA

February 13, 2004

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

TDG Ventures, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Current assets:		
Checking account	$	6,250
Total assets	$	6,250

LIABILITIES AND MEMBER'S CAPITAL

Current Liabilities		
Accounts payable	$	-
Total current liabilities		-
Member's capital		
Member's capital		6,250
Total member's capital		6,250
Total liabilities and member's capital	$	6,250

The accompanying notes are an integral part of the financial statements.

TDG Ventures, LLC

STATEMENT OF INCOME

December 31, 2003

Revenues:	
Commission income	$ -
Operating expenses	
Fees	495
Licenses and permits	4,036
Professional fees	6,000
Telephone	166
Travel and entertainment	776
Other	87
Total operating expenses	11,559
Net income (loss)	(11,559)

The accompanying notes are an integral part of the financial statements.

TDG Ventures, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

December 31, 2003

Balance at December 31, 2002	$	13,609
Net loss for the year ended December 31, 2003		(11,559)
Contributed Capital		4,200
Balance at December 31, 2003	$	6,250

The accompanying notes are an integral part of the financial statements.

TDG Ventures, LLC

STATEMENT OF CASH FLOWS

December 31, 2003

Cash flows from operating activities:		
Net income (loss)	$	(11,559)
Net cash provided (used) by operations		(11,559)
Cash flows from financing activates:		
Increase in member's capital		4,200
Net cash provided (used) in Financing activities		4,200
Net increase (decrease) in cash		(7,359)
Cash and cash equivalents, beginning of year		13,609
Cash and cash equivalents, end of year	$	6,250

The accompanying notes are an integral part of the financial statements.

TDG Ventures, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

A. Organization

Background

TDG Ventures, LLC (the "Company") is a Texas Limited Liability Company maintaining its only office in Houston, Texas. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

Nature of Operations

TDG is a merchant banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients. Such services include advisory on mergers, acquisition, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related-services in connection with client transactions. TDG also participates in private equity placements, private debt and mezzanine placements, and the facilitation of public market activities.

The Company does not accept customer funds in the name of TDG Ventures, LLC. In addition, the Company does not currently engage in the purchase or sale of listed or OTC equities, options or futures, is not planning to be a market maker and will not hold any security positions.

B. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribe by Rule 17a-5 under the Securities Exchange Act of 1934 for broker and dealers in securities.

Cash Equivalents

The Company invests certain cash balances in money market funds. Management considers these investments to be cash equivalents for the purposes of these financial statements. Those investments are carried at cost, which approximates fair value.

Revenue Recognition

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are earned when received upon closing of a client transaction, and are recognized as revenue at that time. Advisory fee retainers are deferred and recorded as revenue over the estimated period they are earned.

Federal Income Taxes

The Company is a limited liability company (LLC) for federal and state income tax purposes and has elected to be taxed as a Partnership. Accordingly, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its member.

Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $6,250, which was $1,250 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was not applicable since the company did not have any aggregated indebtedness (A.I.).

TDG Ventures, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Total equity from statement of financial condition	$ 6,250
Less non-allowable assets:	
Deposits	-
Net Capital	$ 6,250

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	-
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 1,250

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	-
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
TDG Ventures, LLC
Houston, Texas

Re: Supplementary Report of Independent Accountants on Internal Control Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

In planning and performing our audit of the financial statements and supplemental schedules of TDG Ventures, LLC for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in ay of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the Company's management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James A. Longaker, CPA

February 13, 2004

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718